FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated February 08, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 08 February, 2024

  EXHIBIT INDEX
  ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 08 February 2024
Final Results

 Exhibit 99

2023 Full Year Results

Implementing Growth Action Plan at pace

Underlying performance			GAAP measures
(unaudited)	2023	vs 2022		2023	vs 2022
Full Year
Underlying sales growth (USG)		7.0%	Turnover	€59.6bn	(0.8)%
Beauty & Wellbeing		8.3%	Beauty & Wellbeing	€12.5bn	1.8%
Personal Care		8.9%	Personal Care	€13.8bn	1.4%
Home Care		5.9%	Home Care	€12.2bn	(1.8)%
Nutrition		7.7%	Nutrition	€13.2bn	(5.0)%
Ice Cream		2.3%	Ice Cream	€7.9bn	0.5%
Underlying operating profit	€9.9bn	2.6%	Operating profit	€9.8bn	(9.3)%
Underlying operating margin	16.7%	60bps	Operating margin	16.4%	(150)bps
Underlying earnings per share	€2.60	1.4%	Diluted earnings per share	€2.56	(14.2)%
Free cash flow	€7.1bn	€1.9bn	Net profit	€7.1bn	(13.7)%
Fourth Quarter
USG		4.7%	Turnover	€14.2bn	(3.0)%
Quarterly dividend payable in March 2024			€0.4268	per share (a)
(a) See note 11 for more information on dividends

Financial and operational highlights

●      Underlying sales growth of 7.0% with positive volumes, up 0.2% for the FY and 1.8% in Q4

●      Turnover of €59.6 billion with (5.7)% impact from currency and (1.7)% from net disposals

●      Underlying operating margin up 60bps to 16.7%, with gross margin up 200bps for the year and up 330bps in the second half

●      Underlying EPS increased 1.4% with (9.6)% of adverse currency, up 11% on a constant basis

●      Diluted EPS down (14.2)% against prior year that included €2.3 billion profit on disposal for the Tea business

●      Strong cash conversion of 111% with free cash flow up €1.9 billion to €7.1 billion

●      New €1.5 billion share buyback to commence in Q2

●      Progress against Growth Action plan, including:

●       New leadership team has embedded the plan across the organisation

●       30 Power Brands (~75% of turnover) accretive to growth and margin, with underlying sales up 8.6%

●       Brand and marketing investment up 130bps to 14.3%, focused on 30 Power Brands

●       Active portfolio optimisation into premium segments, announced acquisitions of K18 and Yasso and disposals of Elida Beauty, Dollar Shave Club, Suave in North America

Chief Executive Officer statement

"Today's results show an improving financial performance, with the return to volume growth and margins rebuilding. However, our competitiveness remains disappointing and overall performance needs to improve. We are working to address this by improving our execution to unlock Unilever's full potential.

In October, we set out a Growth Action Plan focused on three priorities: delivering higher-quality growth, stepping up productivity and simplicity, and adopting a strong performance focus.

The new leadership team has embedded the action plan at pace. We have increased investment behind our 30 Power Brands, accelerated portfolio transformation, and are driving a sharper performance focus with clear and stretching targets across the whole organisation.

We are at the early stages of this work and there is much to do but we are moving with speed and urgency to transform Unilever into a consistently higher performing business."

Hein Schumacher

Outlook

We expect underlying sales growth (USG) for 2024 to be within our multi-year range of 3% to 5%, with more balance between volume and price.

We anticipate a modest improvement in underlying operating margin for the full year. We will deliver this through gross margin expansion, driven by a step-up in productivity and net material inflation back to more normal levels.

Growth Action Plan Update

In October 2023, we set out a Growth Action Plan to drive improved performance and competitiveness. During the fourth quarter, we moved at pace to embed it across the business.

The plan is divided into three elements but is underpinned by one simple premise: the need to do fewer things, better, with greater impact. The operational impacts will build throughout 2024.

Faster growth

1.     Focus on 30 Power Brands: These gross margin accretive brands represented around 75% of Group turnover with underlying sales growth of 8.6% in 2023 and 6.5% in the fourth quarter. This is where we have concentrated our incremental brand and marketing investment, which will continue in 2024.

2.     Drive unmissable brand superiority: We developed a new quantitative methodology to measure brands' consumer appeal across multiple dimensions and have validated it in 29 strategic cells. During the first half of 2024, this will be rolled out across all 30 Power Brands in key geographies to identify performance gaps and improve competitiveness.

3.     Scale multi-year innovation: We have identified multi-year, scalable innovation programmes to drive market development and premiumisation. The programmes at least double the average 2022 project size, with launches from 2025.

4.     Increase brand investment and returns: In 2023, we reinvested more than half of our gross margin expansion into incremental brand and marketing investment, up 130bps to 14.3%. We will continue to step up investment in areas that drive impact and support improved competitiveness.

5.     Selectively optimise the portfolio: We continue to reshape the portfolio, with the announced acquisitions of Yasso and K18 and the disposals of Elida Beauty, Dollar Shave Club and Suave.

Productivity & simplicity

6.     Build back gross margin: We accelerated recovery in the second half of 2023 with a 330bps gross margin improvement, driving a 200bps improvement for the year to 42.2%. In 2024, a tight grip on costs, measured by improved net productivity, will fuel further gross margin expansion.

7.     Focus our sustainability commitments: We are honing our sustainability efforts around four critical platforms: Climate, Plastic, Nature and Livelihoods. We have set exacting, short-term targets, to drive progress against our longer-term commitments.

8.     Drive benefits of the organisation: The category-focused Business Groups are now fully implemented with end-to-end responsibility for strategy and performance. In 2024, this will enable sharper choices to accelerate growth and digitalisation.

Performance culture

9.     Renewed team: Since October, over half of our executive leadership team has changed. Our new leaders are addressing the 2024 opportunities and challenges with urgency and decisiveness.

We are announcing today that our Chief People & Transformation Officer Nitin Paranjpe has decided to retire from Unilever later this year. Nitin has had a distinguished 37-year career with Unilever, including as CEO of Hindustan Unilever, President Home Care, President Foods & Refreshment and Chief Operating Officer of Unilever. We are pleased to announce the appointment of Mairéad Nayager as our new Chief People Officer, effective 1 June. Mairéad is currently Chief Human Resources Officer (CHRO) of Haleon PLC, having previously served as CHRO of Diageo PLC between 2015 and 2022.

10.  Drive and reward outperformance: We have implemented a new reward framework across the organisation with metrics more closely aligned to value creation. A new Directors' remuneration policy proposal has been extensively consulted on with our largest shareholders and will be voted on at the 2024 AGM.

Full Year Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€59.6bn	7.0%	0.2%	6.8%	(1.7)%	(5.7)%	(0.8)%	16.7%	60bps
Fourth Quarter	€14.2bn	4.7%	1.8%	2.8%	(0.7)%	(6.7)%	(3.0)%

Performance

Underlying sales growth in the full year was 7.0%, with positive volumes of 0.2% and 6.8% from price. Growth from the 30 Power Brands was accretive at 8.6%. Beauty & Wellbeing and Personal Care delivered strong volume growth throughout the year and Home Care returned to positive volume growth in the second half. Volume growth for the Group accelerated to 1.8% in the fourth quarter, with 3.9% volume growth from the 30 Power Brands.

Underlying price growth decelerated from 10.7% in the first quarter to 2.8% in the fourth quarter, reflecting lower net material inflation in the second half. Nutrition and Ice Cream faced the highest input cost inflation in 2023 which translated into higher pricing.

The percentage of our business winning market share* on a rolling 12 month-basis was disappointing at 37%. This poor performance reflects share losses to private label in Europe, consumer shifts to super-premium segments in North America where we currently under index and a significant reduction of unprofitable SKUs globally. Our competitiveness is not good enough and we are moving quickly to address it.

Beauty & Wellbeing grew underlying sales by 8.3%, with strong volume growth of 4.4%. Prestige Beauty and Health & Wellbeing continued to grow double-digit and now account for a quarter of Beauty & Wellbeing's turnover. Personal Care grew underlying sales 8.9%, with 3.2% from volume and 5.5% from price, led by strong sales growth of Deodorants. Home Care grew underlying sales 5.9%, driven by 6.8% from price and (0.9)% from volume, with positive volumes in emerging markets offset by a double-digit decline in Europe. Nutrition grew underlying sales 7.7%, with 10.1% from price and volumes down (2.2)% as we responded to higher input costs and a challenging European market. Ice Cream's underlying sales growth was disappointing at 2.3%, with price growth of 8.8% and a volume decline of (6.0)%, reflecting the impact of downtrading in the in-home channels.

Emerging markets (58% of Group turnover) grew underlying sales 8.5%, with 1.6% from volume and 6.9% from price. Latin America, Turkey and Africa delivered double-digit growth. India grew mid-single digit led by volume, with lower input costs that led to negative pricing in the fourth quarter. Sales in China grew low-single digit led by volume while the market recovery continued to be uneven and slower than expected. Growth in South East Asia was impacted by a sales decline in Indonesia in the fourth quarter as consumers avoided the brands of multinational companies in response to the geopolitical situation in the Middle East.

Underlying sales in developed markets (42% of Group turnover) grew 4.8% in the full year with 6.7% from price and (1.8)% from volume. North America delivered strong growth of 5.8% with 2.5% from volume and 3.3% from price, with continued double-digit underlying sales growth in Prestige Beauty and Health & Wellbeing. Volume growth in North America accelerated throughout the year leading to volume growth of 6.3% in the fourth quarter.  In Europe, underlying sales growth was 4.1%, driven by 12.8% from price given its higher exposure to categories with significant cost inflation, and a volume decline of (7.7)%.

Turnover was €59.6 billion, down (0.8)% versus the prior year, including (5.7)% adverse foreign exchange translation and (1.7)% from disposals net of acquisitions. Underlying operating profit was €9.9 billion, up 2.6% versus the prior year. Underlying operating margin increased 60bps to 16.7%. We improved gross margin by 200bps to 42.2% with an improvement of 330bps in the second half. We more than mitigated net material inflation of around €1.8 billion through improved productivity, price and mix while stepping up brand and marketing investment by €0.7 billion, a 130bps increase as a percentage of turnover. Overheads increased by 10bps, as we continued to invest in the expansion of our Prestige Beauty and Health & Wellbeing businesses.

Capital allocation

We continue to reshape the portfolio, allocating capital to premium segments through selective bolt-on acquisitions and divesting lower-growth businesses while balancing investment in the business and shareholder returns.

Adding to our portfolio of premium brands, we announced the acquisitions of Yasso Holdings, Inc., a premium frozen Greek yogurt brand in the United States, which completed on 1 August, and K18, a premium biotech haircare brand, which completed on 1 February 2024.

We announced three disposals during the year: the Suave beauty and personal care brand in North America, which completed on 1 May; Dollar Shave Club, which completed on 1 November; and Elida Beauty, which comprises more than 20 personal care brands. It is expected to complete by mid-2024.

In 2023, we returned €5.9 billion to shareholders through dividends and share buybacks. We completed the final two €750 million tranches of our €3 billion share buyback programme. The quarterly interim dividend for the Fourth Quarter is maintained at €0.4268.

Reflecting the Group's continued strong cash generation, the Board has approved a share buyback programme of up to €1.5 billion to be conducted during 2024, which we expect to commence in the second quarter.

*Competitiveness % Business Winning measures the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such, it assesses what percentage of our revenue is being generated in areas where we are gaining market share

Conference Call

Following the release of this trading statement on 8 February 2024 at 7:00 AM (UK time), there will be a webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Full Year Review: Business Groups

	Full Year 2023						Fourth Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG	UOM	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€59.6bn	7.0%	0.2%	6.8%	16.7%	60bps	€14.2bn	4.7%	1.8%	2.8%
Beauty & Wellbeing	€12.5bn	8.3%	4.4%	3.8%	18.7%	0bps	€3.2bn	7.9%	6.3%	1.5%
Personal Care	€13.8bn	8.9%	3.2%	5.5%	20.2%	60bps	€3.4bn	6.4%	2.5%	3.8%
Home Care	€12.2bn	5.9%	(0.9)%	6.8%	12.3%	150bps	€3.0bn	1.7%	0.8%	0.9%
Nutrition	€13.2bn	7.7%	(2.2)%	10.1%	18.6%	100bps	€3.4bn	4.7%	(1.1)%	5.9%
Ice Cream	€7.9bn	2.3%	(6.0)%	8.8%	10.8%	(90)bps	€1.2bn	(0.4)%	(0.8)%	0.4%

Beauty & Wellbeing (21% of Group turnover)
In Beauty & Wellbeing, we are focused on three key priorities that will drive the unmissable superiority of our brands: elevating our core Hair Care and Skin Care brands to increase premiumisation; fuelling the growth of Prestige Beauty and Health & Wellbeing with selective international expansion; and continuing to strengthen our beauty and wellbeing capabilities.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.5bn	8.3%	4.4%	3.8%	0.1%	(6.2)%	1.8%	18.7%	0bps
Fourth Quarter	€3.2bn	7.9%	6.3%	1.5%	(2.1)%	(7.5)%	(2.3)%

Beauty & Wellbeing delivered a strong full year performance, with underlying sales up 8.3%, balanced between volume at 4.4% and price at 3.8%. Volume growth accelerated through the year to 6.3% in the fourth quarter, with good volumes in Hair Care and very strong volumes in Health & Wellbeing.

The full year performance reflects continued strong growth in Prestige Beauty and Health & Wellbeing, which now account for a quarter of Beauty & Wellbeing's turnover, as well as successful relaunches of some of our core Hair Care and Skin Care brands. The relaunches were powered by our science and technology capabilities and were supported by increased investment across our key markets to elevate their superiority credentials.

Hair Care grew mid-single digit through a combination of price and volume growth, with strong growth in Latin America and Turkey. Sunsilk delivered double-digit growth for the year following a successful relaunch of the brand. Clear delivered mid-single digit growth driven by breakthrough innovation - our first clinically proven anti-dandruff formula powered by niacinamide concentrate to repair and strengthen the scalp's skin barrier. Following the successful relaunch in China last year, the mix has now been expanded to Thailand, Turkey and Brazil.

Core Skin Care grew low-single digit driven by price. Vaseline delivered double-digit growth, reaching €1 billion of turnover in 2023. Following the launch of our successful Gluta-Hya range in South East Asia two years ago, we further expanded the platform with the launch of serums and a Pro-Age range, tapping into a larger consumer pool by extending the patented technology to more products and new markets such as India. In North Asia, AHC declined double-digit as we reset the cross-border trade channel.

Our US-centric Prestige Beauty and Health & Wellbeing portfolios, built over several years through carefully selected bolt-on acquisitions, continued to grow ahead of the market delivering double-digit growth for the year. This was supported by strong performances from Hourglass, Dermalogica and Paula's Choice which launched a Vitamin C range, using our core science and technology capabilities. In Health & Wellbeing, Liquid I.V. and Nutrafol performed strongly.  Liquid I.V. added sugar-free and kids variants to the range, without compromising flavour or function. The brand extended its presence outside of the United States for the first time with a successful launch in Canada, and further international roll outs planned.

Underlying operating margin was flat with gross margin improvement reinvested in marketing and overheads.

Personal Care (23% of Group turnover)
In Personal Care, we are focused on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multi-year innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.8bn	8.9%	3.2%	5.5%	(0.9)%	(6.1)%	1.4%	20.2%	60bps
Fourth Quarter	€3.4bn	6.4%	2.5%	3.8%	(1.8)%	(7.5)%	(3.4)%

Personal Care grew underlying sales 8.9% for the year, with growth balanced between price and volume, underpinned by continued strength in Deodorants. In the fourth quarter all three categories drove positive volumes.

Personal Care's full year growth was led by its Power Brands and science-backed innovations. These innovations offer functional benefits but also deliver enhanced health, hygiene, and superior skin cleansing. Personal Care supported these innovations with a step-up in marketing investment, including strategic sponsorships such as our first sponsorship deal with FIFA.

Deodorants grew double-digit led by strong volume growth, particularly in Europe and Latin America. Rexona grew double-digit and its range of products with 72-hour sweat and odour protection technology is now in over 100 markets. Dove delivered double-digit growth with the successful launch of Dove Advanced Care for women and the launch of a new range of Dove Men+Care antiperspirant. Axe grew high-single digit following the launch of its new, long-lasting fine fragrance collection.

Skin Cleansing delivered mid-single digit growth with positive volumes. Lux grew double-digit driven by elevated skin care benefits in soap bars from its ProGlow technology. In the United States, Dove grew mid-single digit supported by its Body Wash relaunch with new packaging and 24-hour renewing MicroMoisture technology.

Oral Care grew mid-single digit led by price. Close Up grew double-digit and Pepsodent grew mid-single digit, having expanded its premium offerings in therapeutics and whitening.

The Dove Personal Care portfolio achieved double-digit growth with balanced price and volume growth.

Underlying operating margin increased by 60bps, driven by a strong gross margin improvement that was partly re-invested in increased brand and marketing investment.

Home Care (21% of Group turnover)
In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.2bn	5.9%	(0.9)%	6.8%	-%	(7.2)%	(1.8)%	12.3%	150bps
Fourth Quarter	€3.0bn	1.7%	0.8%	0.9%	-%	(7.5)%	(5.9)%

Home Care grew underlying sales 5.9% for the full year, with 6.8% from price and (0.9)% from volume. Volumes were positive in the second half, with a sharp price growth deceleration in emerging markets reflecting commodity cost deflation.

In Home Care we stepped up investments in brand and marketing and R&D to drive unmissable superiority of our biggest brands and deliver innovations that enhance the efficacy and sustainability of our products.

Fabric Cleaning grew mid-single digit for the year. This was led by high-single digit growth in Latin America where we launched OMO Branco Absoluto that restores the whiteness of clothes. South Asia delivered balanced high-single digit growth as we continued to develop the market by offering a full range of products to consumers, from entry-level products such as our Wheel laundry soap bar to mid-tier Rin, to premium Surf Excel liquid detergent. Growth in Europe was flat with double-digit price growth offset by volume declines. We expanded plastic-free packaging for OMO capsules to more countries across Europe and drove premiumisation through next generation innovation such as laundry sheets, a convenient and sustainable alternative to liquids and capsules.

We leveraged our cross-category science and technology platforms by using fragrance innovation from Beauty & Wellbeing in Fabric Enhancers where we launched Comfort Beauty Perfume in Vietnam. Fabric enhancers delivered mid-single digit growth driven by price with low-single digit volume decline. Turkey continued to lead growth with double-digit price and volume growth.

Home & Hygiene grew mid-single digit led by strong growth in Latin America and South Asia which was partially offset by a decline in South East Asia. In the United Kingdom, we launched Domestos Power Foam - an unmissably superior innovation that is designed to spray upside down for improved cleaning performance as well as convenience. High store penetration and availability coupled with product superiority make this a blueprint for future rollouts.

Underlying operating margin increased by 150bps driven by the strong gross margin improvement and a step-up in brand and marketing investment.

Nutrition (22% of Group turnover)
In Nutrition, our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumer's preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.2bn	7.7%	(2.2)%	10.1%	(6.9)%	(5.2)%	(5.0)%	18.6%	100bps
Fourth Quarter	€3.4bn	4.7%	(1.1)%	5.9%	(0.4)%	(5.6)%	(1.5)%

Nutrition grew underlying sales 7.7% for the year, with 10.1% from price and (2.2)% from volume. Growth continued to be price-led as we responded to higher input costs of food ingredients. In the fourth quarter, we saw an improvement in volumes, with our two largest brands, Hellmann's and Knorr, returning to positive volume growth.

Growth in Nutrition was driven primarily by Knorr and Hellmann's, which together accounted for 60% of Nutrition's turnover in 2023. We sharpened our focus on offering holistically superior products and unmissable marketing campaigns in key seasons, supported by increased marketing and R&D investment. Our business in Europe remained challenging as a result of continued cost inflation, the targeted exit of unprofitable SKUs, and private label share gains, impacting both volumes and profitability.

Scratch Cooking Aids grew high-single digit, led by Knorr, which achieved €5 billion in turnover in 2023. North America grew mid-single digit, supported by the 'Knorr Taste Combos' campaign and the launch of Knorr ready-to-eat snack pots which provide consumers with a nutritious meal while saving time. Latin America grew double-digit and Europe grew mid-single digit as we developed targeted campaigns to inspire healthier diets. Africa grew double-digit, supported by fortified products that help address malnutrition in the region.

Dressings grew double-digit driven by price. With strong foundations in taste, sustainable ingredients and recyclable bottles, Hellmann's grew double-digit with positive volume driven by Latin America. The performance was helped by further roll outs of our vegan and flavoured mayonnaise range. We stepped up brand marketing investment to target high consumption occasions such as Thanksgiving, Christmas or the summer BBQ season. 2023 was our third consecutive US Super Bowl 'Make Taste, Not Waste' campaign with nearly 10 billion earned media impressions and we partnered with the NBA in Brazil.

Unilever Food Solutions, now 20% of Nutrition's sales, grew double-digit with positive volume and price growth driven by our strong presence in Europe, North America and North Asia. Our focus on customer service and digital selling has enabled us to serve more operators and improve productivity. As the food service market in China fully reopened, we grew double-digit, helped by market making innovation such as extending Knorr bouillon to more flavours, tapping into evolving consumer preferences.

Functional Nutrition returned to growth while growing penetration and market share through its core proposition for kids as well as premium innovation tailored for women and people with diabetes.

Underlying operating margin increased by 100bps, driven by gross margin improvement which funded an increase in brand and marketing investment.

Ice Cream (13% of Group turnover)
In Ice Cream, our immediate strategic priority is to expand operating profit and global market share. We will do this by building the unmissable superiority of our brands, accelerating market development in emerging markets, continuing to lead the industry on innovation and premiumisation, and by stepping up our performance and productivity.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€7.9bn	2.3%	(6.0)%	8.8%	0.9%	(2.7)%	0.5%	10.8%	(90)bps
Fourth Quarter	€1.2bn	(0.4)%	(0.8)%	0.4%	4.0%	(3.6)%	(0.2)%

Ice Cream grew underlying sales by 2.3%, with 8.8% from price and (6.0)% from volume. Volumes were impacted throughout the year by high price elasticities with consumers downtrading to value formats and less favourable summer weather versus last year, mainly in Europe. In the fourth quarter, price growth slowed significantly after double-digit price growth in the first half of the year.

Ice Cream had a disappointing year with declining market share and profitability. We continued to invest behind our Power Brands, including Magnum and Cornetto, which generated almost 85% of the Business Group's turnover. These brands remain well positioned to meet consumer's desire for superior and indulgent ice cream.  Emerging markets delivered mid-single digit growth, driven by a strong performance in Turkey. In the fourth quarter, we made additional investments in promotions, particularly in North America, to address competitiveness and volume decline.

In the full year, there was a marginal decline in In-home Ice Cream (around 60% of the business), with volumes down high-single digit broadly offset by pricing. Inflation remained high and private label gained share as consumers looked for value propositions in this discretionary category. In the United States, our Talenti brand expanded from pints into new formats with mini gelato and sorbetto bars.

Out-of-home Ice Cream (around 40% of the business) grew high-single digit, driven by strong pricing partially offset by some volume decline. Our limited-edition Magnum innovation, Starchaser and Sunlover, performed well and became Magnum's biggest ever innovation.

Underlying operating margin declined 90bps, driven by lower gross margin as a result of continued cost inflation and volume deleverage outstripping pricing, while brand and marketing investment increased.

Full Year Review: Geographical Areas

	Full Year 2023				Fourth Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€59.6bn	7.0%	0.2%	6.8%	€14.2bn	4.7%	1.8%	2.8%
Asia Pacific Africa	€26.2bn	6.5%	1.1%	5.3%	€6.1bn	1.9%	0.7%	1.1%
The Americas	€21.5bn	9.3%	3.4%	5.7%	€5.4bn	9.6%	7.4%	2.0%
Europe	€11.9bn	4.1%	(7.7)%	12.8%	€2.7bn	2.5%	(6.3)%	9.4%

	Full Year 2023				Fourth Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€34.7bn	8.5%	1.6%	6.9%	€8.3bn	4.6%	2.3%	2.2%
Developed markets	€24.9bn	4.8%	(1.8)%	6.7%	€5.9bn	4.9%	1.1%	3.7%
North America	€13.1bn	5.8%	2.5%	3.3%	€3.2bn	7.0%	6.3%	0.7%
Latin America	€8.4bn	14.9%	4.8%	9.6%	€2.2bn	13.4%	9.1%	4.0%

Asia Pacific Africa (44% of Group turnover)
Underlying sales growth was 6.5% with price growth of 5.3% and volume growth of 1.1%.

India grew mid-single digit through balanced price and volume growth. Sales were flat in the fourth quarter as pricing turned negative, mainly driven by price reductions in Fabric Cleaning and Skin Cleansing bars as a result of commodity movements. We are focused on driving competitive volume growth while pricing is expected to remain marginally negative if current commodity prices persist.

China grew low single-digit in a deflationary market with low consumer confidence. Growth was driven by a strong performance in Unilever Food Solutions and growth in Beauty & Wellbeing, while Home Care, Personal Care and Ice Cream declined.

In Indonesia, sales declined double-digit in the fourth quarter as consumers avoided the brands of multinational companies in response to the geopolitical situation in the Middle East. We have since seen some improvement to customer and consumer uptake in January. Growth in the Philippines was broad-based with a mix of price and volume growth while Thailand and Vietnam saw mid-single and low-single digit growth respectively, led by price.

Turkey delivered double-digit volume growth in a hyperinflationary environment with all Business Groups growing volumes.

Africa grew double-digit driven by price as volume growth turned positive in the second half.

The Americas (36% of Group turnover)
Underlying sales growth in North America was strong at 5.8% with 2.5% from volume growth, which accelerated to 6.3% in the fourth quarter, and 3.3% from price. Beauty & Wellbeing grew double-digit led by Prestige and Health & Wellbeing. Personal Care grew mid-single digit and Nutrition grew high-single digit, with strong performances from Dove and Hellmann's respectively. Positive volume growth in Beauty and Wellbeing, Nutrition, and Personal Care was partially offset by a volume decline in Ice Cream.

Latin America grew 14.9% with 4.8% from volume growth and 9.6% from price. Growth was broad-based with double-digit growth in Brazil, Mexico, and Argentina. Personal Care led growth through double-digit volume growth driven by Rexona. Brazil growth was led by Personal Care and Nutrition where Hellmann's Supreme became the market leader in the premium Squeeze segment. Argentina grew volumes double-digit despite challenging macro-economic and market conditions, particularly in the fourth quarter.

Europe (20% of Group turnover)
Underlying sales growth was 4.1% with price at 12.8% and volume at (7.7)%.

Price growth remained elevated in all Business Groups to at least partially recover the impact from high input cost inflation. Personal Care and Beauty & Wellbeing delivered strong growth with slightly positive volume. Nutrition grew mid-single digit, while growth in Ice Cream and Home Care was muted due to double-digit volume declines. Private label gained share across most categories as consumer looked for value propositions in a high inflation environment.

Price-led growth was broad-based across most of the region. Eastern Europe and the United Kingdom grew underlying sales strongly, while France declined.

Additional commentary on the financial statements - Full Year

Finance costs and tax

Net finance costs reduced by €7 million to €486 million in 2023. This was driven by higher interest income across several markets and a higher interest credit from pensions, which more than offset the higher cost of debt on bonds and commercial paper. Net finance costs were 2.1% on average net debt. For 2024, we expect net finance costs to be between 2.5% to 3% on average net debt. This reflects the impact of refinancing maturing debt at higher rates, and lower finance income and pension credits versus 2023.

The underlying effective tax rate for 2023 increased to 25.6% (2022: 24.1%), due to a number of factors including an increase in non-deductible interest and irrecoverable withholding tax, as well as lower benefits from tax settlements and other one-off items. Our guidance for the underlying effective tax rate remains around 25%. The effective rate was 24.1% and included a benefit related to the disposal of the Dollar Shave Club. This compares with 20.4% in the prior year, which included a significant favourable impact related to the disposal of the global tea business which benefited from the participation exemption in the Netherlands.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates increased €23 million to €231 million, largely driven by the Pepsi-Lipton JVs. Other income from non-current investments was €(22) million, versus €24 million in the prior year.

Earnings per share

Underlying earnings per share increased 1.4% to €2.60, including (9.6)% of adverse currency. Constant underlying earnings per share increased by 11.0%, reflecting a strong operational performance. The reduction in the average number of shares as a result of the share buyback programme contributed 1.1%. Diluted earnings per share of €2.56 decreased by 14.2% versus the prior year that included the €2.3 billion profit on disposal for the Tea business.

Free cash flow

We delivered strong cash conversion of 111%. Free cash flow increased €1.9 billion to €7.1 billion (2022: €5.2 billion). This increase was largely driven by higher underlying operating profit, significantly improved working capital, and included €0.4 billion linked to a tax refund in India.

Underlying return on invested capital

Underlying return on invested capital improved to 16.2% (2022: 16.0%). This reflected the working capital improvement that reduced total invested capital.

Net debt

Closing net debt was €23.7 billion in line with 31 December 2022. Capital returns of €4.4 billion in dividends and €1.5 billion in share buyback to PLC shareholders, as well as net spend on acquisition and disposal activity, were fully funded by the free cash flow delivery of €7.1 billion. Net debt to underlying EBITDA was 2.1x as at 31 December 2023, in line with the prior year and our guidance of around 2x.

Pensions

Pension assets net of liabilities were in surplus of €2.4 billion at 31 December 2023 versus a surplus of €2.6 billion at the end of 2022. The decrease was primarily driven by reductions in interest rates increasing liabilities more than assets.

Financial implications and impairment risk in Russia

Our Russia business employs approximately 3,000 people in Russia and in 2023 the business represented around 1% of the Group's turnover and net profit. As at 31 December 2023, our Russia business had net assets of around €600 million, including four factories. During 2023 we reviewed our position and concluded that the containment actions we put in place at the beginning of the war minimise our economic contribution to the Russian state.

We will continue to review and disclose the financial implications from the conflict. While the potential impacts remain uncertain, there remains a risk that our operations in Russia are unable to continue, leading to loss of turnover, profit and a write-down of assets.

Share buyback programme

On 18 October 2023, we completed the fourth and final €750 million tranche of our share buyback programme of up to €3 billion, initiated on 10 February 2022. The total consideration paid for the repurchase of 16,181,572 shares is recorded within other reserves and the shares are held by Unilever as treasury shares. Under the first three tranches of the programme, a total of 49,770,289 ordinary Unilever PLC shares were purchased, and subsequently cancelled on 2 August 2023.

Reflecting the Group's continued strong cash generation and anticipated proceeds from the sale of Elida Beauty, the Board has approved a share buyback programme of up to €1.5 billion to be conducted during 2024, which we expect to commence in the second quarter.

Finance and liquidity

In 2023, the following notes matured and were repaid:

●     February: €600 million 0.375% fixed rate notes
●     March: $550 million 3.125% fixed rate notes
●     June: €500 million 1.00% fixed rate notes
●     August: €500 million 0.50% fixed rate notes
●     September: $500 million 0.375% fixed rate notes

The following notes were issued:

●     February: €500 million 3.25% fixed rate notes maturing in February 2031 and €500 million 3.50% fixed rate notes due February 2035
●     June: €550 million 3.30% fixed rate notes due June 2029 and €700 million 3.40% fixed rate notes due June 2033
●     September: $700 million 4.875% fixed rate notes due September 2028 and $800 million 5.00% fixed rate notes due December 2033

On 31 December 2023, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.

Competition Investigations

As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at different stages and concern different product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. At the same time, we are vigorously defending Unilever when we feel that allegations are unwarranted. The Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

Functional Currency of Unilever PLC

Effective from 1 January 2024, the functional currency of Unilever PLC ("PLC"), the Group's ultimate parent company, has changed from Sterling to Euro. This follows a review and subsequent change of the internal debt of PLC, from Sterling to Euro, which triggered a formal evaluation of PLCs functional currency in line with relevant accounting standards. The change is applied prospectively. There is no change to the stock listing currency of the Group and future dividends will continue to be paid in Sterling, Euro, and US dollar depending on the location of the exchange where shares are traded. There is no impact on the presentation of the Group results nor will there be any restatement to the Group financial statements as a result of this change.

Non-GAAP measures

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses 'constant rate', and 'underlying' measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	Annual average rate in 2023	Annual average rate in 2022
Brazilian Real (€1 = BRL)	5.405	5.414
Chinese Yuan (€1 = CNY)	7.635	7.047
Indian Rupee (€1 = INR)	89.232	82.303
Indonesia Rupiah (€1 = IDR)	16,457	15,535
Philippine Peso (€1 = PHP)	60.110	57.194
UK Pound Sterling (€1 = GBP)	0.870	0.851
US Dollar (€1 = US $)	1.081	1.050

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals (A&D) is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-underlying items

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

●      Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.

●      Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

●      Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Underlying operating profit (UOP) and underlying operating margin (UOM)

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2023	2022
Operating profit	9,758	10,755
Non-underlying items within operating profit (see note 2)	173	(1,072)
Underlying operating profit	9,931	9,683
Turnover	59,604	60,073
Operating margin (%)	16.4	17.9
Underlying operating margin (%)	16.7	16.1

Underlying effective tax rate

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:
€ million	Full Year
(unaudited)	2023	2022
Taxation	2,199	2,068
Tax impact of:
Non-underlying items within operating profit(a)	207	273
Non-underlying items not in operating profit but within net profit(a)	12	(121)
Taxation before tax impact of non-underlying items	2,418	2,220
Profit before taxation	9,339	10,337
Share of net (profit)/loss of joint ventures and associates	(231)	(208)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	9,108	10,129
Non-underlying items within operating profit before tax(a)	173	(1,072)
Non-underlying items not in operating profit but within net profit before tax	153	164
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	9,434	9,221
Effective tax rate (%)	24.1	20.4
Underlying effective tax rate (%)	25.6	24.1
(a) See note 2.

Underlying earnings per share

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders' equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders' equity, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders' equity.

Constant underlying EPS

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders' equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders' equity to constant underlying earnings attributable to shareholders' equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2023	2022
Underlying profit attributable to shareholders' equity (see note 6)	6,588	6,568
Impact of translation from current to constant exchange rates and translational hedges	992	(10)
Impact of price growth in excess of 26% per year in hyperinflationary economies	(378)	-
Constant underlying earnings attributable to shareholders' equity	7,202	6,558
Diluted average number of share units (millions of units)	2,532.4	2,559.8
Constant underlying EPS (€)	2.84	2.56

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	Full Year
(unaudited)	2023	2022
Total financial liabilities	(29,622)	(29,488)
Current financial liabilities	(5,087)	(5,775)
Non-current financial liabilities	(24,535)	(23,713)
Cash and cash equivalents as per balance sheet	4,159	4,326
Cash and cash equivalents as per cash flow statement	4,045	4,225
Add: bank overdrafts deducted therein	116	101
Less: cash and cash equivalents held for sale	(2)	-
Other current financial assets	1,731	1,435
Non-current financial asset derivatives that relate to financial liabilities	75	51
Net debt	(23,657)	(23,676)

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of cash flow from operating activities to FCF is as follows:
€ million	Full Year
(unaudited)	2023	2022
Cash flow from operating activities	11,561	10,089
Income tax paid	(2,135)	(2,807)
Net capital expenditure	(1,703)	(1,627)
Net interest paid	(632)	(457)
Free cash flow	7,091	5,198
Net cash flow (used in)/from investing activities	(2,294)	2,453
Net cash flow used in financing activities	(7,193)	(8,890)

Cash conversion

Unilever defines cash conversion as free cash flow excluding tax on disposal as a proportion of net profit, excluding P&L on disposal and income from JV, associates and non-current investments. This reflects our ability to convert profit to cash.

€ million	Full Year
(unaudited)	2023	2022
Net profit	7,140	8,269
Gain on disposal of group companies	(489)	(2,335)
Share of net profit of joint ventures and associates	(231)	(208)
Other loss/(income) from non-current investments and associates	22	(24)
Tax on gain on disposal of group companies	(69)	(1)
Net profit excluding P&L on disposals, JV, associates, NCI	6,373	5,701
Free cash flow	7,091	5,198
Cash impact of tax on disposal	14	330
Free cash flow excluding cash impact of tax on disposal	7,105	5,528
Cash conversion (%)	111	97

Underlying return on invested capital (ROIC)

Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guard rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2023	2022
Operating profit	9,758	10,755
Non-underlying items within operating profit (see note 2)	173	(1,072)
Underlying operating profit before tax	9,931	9,683
Tax on underlying operating profit(a)	(2,545)	(2,331)
Underlying operating profit after tax	7,386	7,352
Goodwill	21,109	21,609
Intangible assets	18,357	18,880
Property, plant and equipment	10,707	10,770
Net assets held for sale	516	24
Inventories	5,119	5,931
Trade and other current receivables	5,775	7,056
Trade payables and other current liabilities	(16,857)	(18,023)
Period-end invested capital	44,726	46,247
Average invested capital for the period	45,487	46,005
Underlying return on invested capital (%)	16.2	16.0

(a) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 25.6% (2022: 24.1%) which is shown on page 14.

Cautionary Statement

This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'will continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements appear in a number of places throughout this document and are based upon the intentions, beliefs, current expectations and assumptions regarding anticipated developments and other factors affecting the Group. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. In addition, even if the results are consistent with the forward-looking statements contained in this announcement, those results may not be indicative of results in subsequent periods. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the Russia/Ukraine war. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any intention or obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written and oral forward-looking statements attributable to either the Group or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 3304 8414	gemma.shaw@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 62 191 3705	kiran.hofker@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com

After the conference call on 8 February 2024 at 8:00 AM (UK time), the webcast of the presentation will be available at www.unilever.com/investor-relations/results-and-presentations/latest-results.

This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Consolidated income statement

€ million	Full Year
(unaudited)	2023	2022	Change
Turnover	59,604	60,073	(0.8)%
Operating profit	9,758	10,755	(9.3)%
Net finance costs	(486)	(493)
Pensions and similar obligations	110	44
Finance income	442	281
Finance costs	(1,038)	(818)
Net monetary loss arising from hyperinflationary economies	(142)	(157)
Share of net profit of joint ventures and associates	231	208
Other (loss)/income from non-current investments and associates	(22)	24
Profit before taxation	9,339	10,337	(9.7)%
Taxation	(2,199)	(2,068)
Net profit	7,140	8,269	(13.7)%

Attributable to:
Non-controlling interests	653	627
Shareholders' equity	6,487	7,642	(15.1)%

Earnings per share
Basic earnings per share (euros)	2.58	3.00	(14.0)%
Diluted earnings per share (euros)	2.56	2.99	(14.2)%

Consolidated statement of comprehensive income

€ million	Full Year
(unaudited)	2023	2022
Net profit	7,140	8,269
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	(28)	36
Remeasurement of defined benefit pension plans	(510)	(473)
Items that may be reclassified subsequently to profit or loss, net of tax:
Losses on cash flow hedges	(27)	(91)
Currency retranslation (losses)/gains	(1,461)	614
Total comprehensive income	5,114	8,355

Attributable to:
Non-controlling interests	524	507
Shareholders' equity	4,590	7,848

Consolidated statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
31 December 2021	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
Hyperinflation restatement to 1 January 2022 (Turkey)	-	-	-	-	154	154	-	154
Adjusted opening balance	92	52,844	(73,364)	(9,210)	46,899	17,261	2,639	19,900
Profit or loss for the period	-	-	-	-	7,642	7,642	627	8,269
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	-	45	-	45	(9)	36
Cash flow hedges	-	-	-	(92)	-	(92)	1	(91)
Remeasurements of defined benefit pension plans	-	-	-	-	(474)	(474)	1	(473)
Currency retranslation gains/(losses)(a)	-	-	-	240	487	727	(113)	614
Total comprehensive income	-	-	-	193	7,655	7,848	507	8,355
Dividends on ordinary capital	-	-	-	-	(4,356)	(4,356)	-	(4,356)
Repurchase of shares(b)	-	-	-	(1,509)	-	(1,509)	-	(1,509)
Movements in treasury shares(c)	-	-	-	106	(137)	(31)	-	(31)
Share-based payment credit(d)	-	-	-	-	177	177	-	177
Dividends paid to non-controlling interests	-	-	-	-	-	-	(572)	(572)
Hedging loss transferred to non-financial assets	-	-	-	(126)	-	(126)	(1)	(127)
Other movements in equity(e)	-	-	-	(258)	15	(243)	107	(136)
31 December 2022	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
Profit or loss for the period	-	-	-	-	6,487	6,487	653	7,140
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	-	(27)	-	(27)	(1)	(28)
Cash flow hedges	-	-	-	(27)	-	(27)	-	(27)
Remeasurements of defined benefit pension plans	-	-	-	-	(508)	(508)	(2)	(510)
Currency retranslation gains/(losses)(f)	-	-	-	(1,629)	294	(1,335)	(126)	(1,461)
Total comprehensive income	-	-	-	(1,683)	6,273	4,590	524	5,114
Dividends on ordinary capital	-	-	-	-	(4,327)	(4,327)	-	(4,327)
Cancellation of treasury shares(g)	(4)	-	-	5,282	(5,278)	-	-	-
Repurchase of shares(b)	-	-	-	(1,507)	-	(1,507)	-	(1,507)
Movements in treasury shares(c)	-	-	-	75	(98)	(23)	-	(23)
Share-based payment credit(d)	-	-	-	-	212	212	-	212
Dividends paid to non-controlling interests	-	-	-	-	-	-	(521)	(521)
Hedging gain/(loss) transferred to non-financial assets	-	-	-	117	-	117	-	117
Other movements in equity	-	-	-	2	17	19	(21)	(2)
31 December 2023	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
(a)  Includes a hyperinflation adjustment of €514 million in relation to Argentina and Turkey.

(b)  Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program announced on 10 February 2022.

(c)   Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.

(d)  The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

(e)  Includes the following items related to the acquisition of Nutrafol: €(269) million non-controlling interest purchase option in other reserves and €99  million non-controlling interest recognised on acquisition.

(f)   Includes a hyperinflation adjustment of €308 million in relation to Argentina and Turkey.

(g)  During 2023, 112,746,434 PLC ordinary shares held as treasury shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.

Consolidated balance sheet

(unaudited)
€ million	As at 31 December 2023	As at 31 December 2022
Non-current assets
Goodwill	21,109	21,609
Intangible assets	18,357	18,880
Property, plant and equipment	10,707	10,770
Pension asset for funded schemes in surplus	3,781	4,260
Deferred tax assets	1,113	1,049
Financial assets	1,386	1,154
Other non-current assets	911	942
	57,364	58,664
Current assets
Inventories	5,119	5,931
Trade and other current receivables	5,775	7,056
Current tax assets	427	381
Cash and cash equivalents	4,159	4,326
Other financial assets	1,731	1,435
Assets held for sale	691	28
	17,902	19,157

Total assets	75,266	77,821

Current liabilities
Financial liabilities	5,087	5,775
Trade payables and other current liabilities	16,857	18,023
Current tax liabilities	851	877
Provisions	537	748
Liabilities held for sale	175	4
	23,507	25,427
Non-current liabilities
Financial liabilities	24,535	23,713
Non-current tax liabilities	384	94
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	351	613
Unfunded schemes	1,029	1,078
Provisions	563	550
Deferred tax liabilities	3,995	4,375
Other non-current liabilities	138	270
	30,995	30,693

Total liabilities	54,502	56,120

Equity
Shareholders' equity	18,102	19,021
Non-controlling interests	2,662	2,680
Total equity	20,764	21,701

Total liabilities and equity	75,266	77,821

Consolidated cash flow statement

(unaudited)	Full Year
€ million	2023	2022
Net profit	7,140	8,269
Taxation	2,199	2,068
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments and associates	(209)	(232)
Net monetary loss arising from hyperinflationary economies	142	157
Net finance costs	486	493
Operating profit	9,758	10,755

Depreciation, amortisation and impairment	1,579	1,946
Changes in working capital	814	(422)
Inventories	340	(1,398)
Trade and other receivables	768	(1,852)
Trade payables and other liabilities	(294)	2,828
Pensions and similar obligations less payments	(281)	(119)
Provisions less payments	(185)	203
Elimination of profits on disposals	(433)	(2,335)
Non-cash charge for share-based compensation	212	177
Other adjustments	97	(116)
Cash flow from operating activities	11,561	10,089
Income tax paid	(2,135)	(2,807)
Net cash flow from operating activities	9,426	7,282

Interest received	267	287
Purchase of intangible assets	(243)	(253)
Purchase of property, plant and equipment	(1,502)	(1,456)
Disposal of property, plant and equipment	42	82
Acquisition of businesses and investments in joint ventures and associates	(704)	(979)
Disposal of businesses, joint ventures and associates	436	4,622
Acquisition of other non-current investments	(533)	(170)
Disposal of other non-current investments	62	266
Dividends from joint ventures, associates and other non-current investments	239	185
(Purchase)/sale of financial assets	(358)	(131)
Net cash flow (used in)/from investing activities	(2,294)	2,453

Dividends paid on ordinary share capital	(4,363)	(4,329)
Interest paid	(899)	(744)
Net change in short-term borrowings	(570)	(545)
Additional financial liabilities	4,972	7,776
Repayment of financial liabilities	(3,905)	(8,440)
Capital element of lease rental payments	(394)	(518)
Repurchase of shares	(1,507)	(1,509)
Other financing activities	(527)	(581)
Net cash flow used in financing activities	(7,193)	(8,890)

Net (decrease)/increase in cash and cash equivalents	(61)	845

Cash and cash equivalents at the beginning of the period	4,225	3,387

Effect of foreign exchange rate changes	(119)	(7)

Cash and cash equivalents at the end of the period	4,045	4,225

Notes to the condensed consolidated financial statements
(unaudited)
1. Accounting information and policies

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2022. In conformity with the requirements of the Companies Act 2006, the condensed consolidated preliminary financial statements have been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and UK-adopted international accounting standards.

The condensed consolidated financial statements are shown at current exchange rates, and percentage year-on-year changes are shown to facilitate comparison. The consolidated income statement on page 18, the consolidated statement of comprehensive income on page 18, the consolidated statement of changes in equity on page 19 and the consolidated cash flow statement on page 21 are translated at exchange rates current in each period. The balance sheet on page 20 is translated at period-end rates of exchange.

The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2022 have been delivered to the Registrar of Companies; the auditors' reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

New accounting standards

On 1 January 2023, the Group adopted IFRS 17 'Insurance Contracts'. The standard introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 does not impact the condensed consolidated financial statements.

On 23 May 2023, amendments to IAS 12 'Income Taxes' came into effect relating to International Tax Reform (Pillar Two). These amendments clarify when an entity shall disclose qualitative and quantitative information about its exposure to Pillar Two income taxes. Effective immediately, the amendments also provide a temporary mandatory exemption from deferred tax accounting. There is no impact on the condensed consolidated financial statements.

All other new standards or amendments issued by the IASB and UK Endorsement Board that are effective or not yet effective, are either not applicable or not material to the Group.

2. Significant items within the income statement

Non-underlying items

These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:

●      Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.

●      Non-underlying items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.
	Full Year
€ million	2023	2022
Acquisition and disposal-related credits/(costs)(a)	(242)	(50)
Gain/(loss) on disposal of group companies(b)	489	2,335
Restructuring costs(c)	(499)	(777)
Impairments(d)	(1)	(221)
Other(e)	80	(215)
Non-underlying items within operating profit before tax	(173)	1,072

Tax on non-underlying items within operating profit	207	273
Non-underlying items within operating profit after tax	34	1,345

Interest related to the UK tax audit of intangible income and centralised services	(11)	(7)
Net monetary loss arising from hyperinflationary economies	(142)	(157)
Non-underlying items not in operating profit but within net profit before tax	(153)	(164)

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to separation of Ekaterra	(4)	(35)
Taxes related to the UK tax audit of intangible income and centralised services	(5)	(5)
Hyperinflation adjustment for Argentina and Turkey deferred tax	21	(81)
Non-underlying items not in operating profit but within net profit after tax	(141)	(285)

Non-underlying items after tax(f)	(107)	1,060

Attributable to:
Non-controlling interests	(6)	(14)
Shareholders' equity	(101)	1,074

(a)  2023 includes a charge of €104 million for the revaluation of the minority interest liability of Nutrafol, €43 million relating to the disposal of Elida Beauty and €10 million (2022: €42 million) relating to the disposal of the global tea business.

(b)  2023 includes a gain of €497 million related to the disposal of Suave business in North America. 2022 includes a gain of €2,303 million related to the disposal of the global tea business.

(c)   Restructuring costs are comprised of strategic organisational change programmes (including Compass), and transformational technology and supply chain projects.

(d)  2022 includes an impairment charge of €192 million relating to Dollar Shave Club.

(e)  2023 includes €28 million net release after utilisation to the provision (2022: €89 million charge) relating to a product recall and market withdrawal by The Laundress, €107 million release (2022: €82 million charge) relating to legal provisions for ongoing competition investigations and €54 million charge (2022: €42 million charge) relating to our businesses in Russia and Ukraine.

(f)   Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3. Segment information - Business Groups

Fourth Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2022	3,255	3,522	3,162	3,468	1,204	14,611
2023	3,181	3,404	2,974	3,416	1,202	14,177
Change (%)	(2.3)	(3.4)	(5.9)	(1.5)	(0.2)	(3.0)
Impact of:
Acquisitions (%)	0.1	-	-	-	4.0	0.3
Disposals (%)	(2.2)	(1.8)	-	(0.4)	-	(1.0)
Currency-related items (%), of which:	(7.5)	(7.5)	(7.5)	(5.6)	(3.6)	(6.7)
Exchange rates changes (%)	(9.1)	(10.2)	(11.3)	(7.5)	(4.3)	(9.1)
Extreme price growth in hyperinflationary markets* (%)	1.8	3.0	4.3	2.1	0.7	2.6
Underlying sales growth (%)	7.9	6.4	1.7	4.7	(0.4)	4.7
Price* (%)	1.5	3.8	0.9	5.9	0.4	2.8
Volume (%)	6.3	2.5	0.8	(1.1)	(0.8)	1.8

Full Year	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2022	12,250	13,636	12,401	13,898	7,888	60,073
2023	12,466	13,829	12,181	13,204	7,924	59,604
Change (%)	1.8	1.4	(1.8)	(5.0)	0.5	(0.8)
Impact of:
Acquisitions (%)	1.9	-	-	-	0.9	0.5
Disposals (%)	(1.7)	(0.9)	-	(6.9)	-	(2.1)
Currency-related items (%), of which:	(6.2)	(6.1)	(7.2)	(5.2)	(2.7)	(5.7)
Exchange rates changes (%)	(7.5)	(8.0)	(10.3)	(6.8)	(5.4)	(7.8)
Extreme price growth in hyperinflationary markets* (%)	1.5	2.1	3.4	1.7	2.8	2.2
Underlying sales growth (%)	8.3	8.9	5.9	7.7	2.3	7.0
Price* (%)	3.8	5.5	6.8	10.1	8.8	6.8
Volume (%)	4.4	3.2	(0.9)	(2.2)	(6.0)	0.2

Operating profit (€ million)
2022	2,154	2,264	1,064	4,497	776	10,755
2023	2,209	2,957	1,419	2,413	760	9,758
Underlying operating profit (€ million)
2022	2,292	2,679	1,344	2,449	919	9,683
2023	2,331	2,792	1,496	2,460	852	9,931
Operating margin (%)
2022	17.6	16.6	8.6	32.4	9.8	17.9
2023	17.7	21.4	11.6	18.3	9.6	16.4
Underlying operating margin (%)
2022	18.7	19.6	10.8	17.6	11.7	16.1
2023	18.7	20.2	12.3	18.6	10.8	16.7

*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4. Segment information - Geographical area

Fourth Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2022	6,640	5,374	2,597	14,611
2023	6,119	5,388	2,670	14,177
Change (%)	(7.9)	0.3	2.8	(3.0)
Impact of:
Acquisitions (%)	-	0.8	-	0.3
Disposals (%)	(0.2)	(2.6)	(0.1)	(1.0)
Currency-related items (%), of which:	(9.4)	(6.9)	0.4	(6.7)
Exchange rates changes (%)	(10.6)	(11.7)	0.4	(9.1)
Extreme price growth in hyperinflationary markets* (%)	1.4	5.4	-	2.6
Underlying sales growth (%)	1.9	9.6	2.5	4.7
Price* (%)	1.1	2.0	9.4	2.8
Volume (%)	0.7	7.4	(6.3)	1.8

Full Year	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2022	27,504	20,905	11,664	60,073
2023	26,234	21,531	11,839	59,604
Change (%)	(4.6)	3.0	1.5	(0.8)
Impact of:
Acquisitions (%)	-	1.4	-	0.5
Disposals (%)	(1.9)	(2.6)	(1.9)	(2.1)
Currency-related items (%), of which:	(8.8)	(4.5)	(0.6)	(5.7)
Exchange rates changes (%)	(10.5)	(8.0)	(0.6)	(7.8)
Extreme price growth in hyperinflationary markets* (%)	2.0	3.8	-	2.2
Underlying sales growth (%)	6.5	9.3	4.1	7.0
Price* (%)	5.3	5.7	12.8	6.8
Volume (%)	1.1	3.4	(7.7)	0.2
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

5. Taxation

The effective tax rate for 2023 is 24.1% compared with 20.4% in 2022. The increase is primarily driven by the  favourable impact of the ekaterra Tea disposal which benefited from the participation exemption in the Netherlands in 2022. The increase was partially offset by a benefit related to the disposal of Dollar Shave Club in 2023.

6. Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:

	Full Year
	2023	2022
EPS - Basic
Net profit attributable to shareholders' equity (€ million)	6,487	7,642
Average number of shares (millions of share units)	2,515.9	2,548.2
EPS - basic (€)	2.58	3.00

EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	6,487	7,642
Adjusted average number of shares (millions of share units)	2,532.4	2,559.8
EPS - diluted (€)	2.56	2.99

Underlying EPS
Net profit attributable to shareholders' equity (€ million)	6,487	7,642
Post-tax impact of non-underlying items attributable to shareholders' equity (see note 2)	101	(1,074)
Underlying profit attributable to shareholders' equity	6,588	6,568
Adjusted average number of shares (millions of share units)	2,532.4	2,559.8
Underlying EPS - diluted (€)	2.60	2.57

In calculating underlying earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2022 (net of treasury shares)	2,529.0
Shares repurchased under the share buyback programme	(31.7)
Net movements in shares under incentive schemes	1.7
Number of shares at 31 December 2023 (net of treasury shares)	2,499.0

7. Acquisitions and disposals

In 2023, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2023 is €675 million (2022: €811 million for acquisitions completed during that year).

Deal completion date	Acquired/disposed business
10 January 2023
Acquired 51% of Zywie Ventures Private Limited ("OZiva"), a leading plant-based, and clean-label consumer wellness brand focused on the need spaces such as Lifestyle Protein, Hair & Beauty Supplements and Women's health.

1 May 2023	Sold Suave brand in North America to Yellow Wood Partners LLC. The Suave beauty and personal care brand includes hair care, skin care, skin cleansing and deodorant products.
1 August 2023
Acquired Yasso Holdings, Inc., a premium frozen Greek yogurt brand in the United States offering a high-quality range of low-calorie yet indulgent products. The acquisition is aligned to the premiumisation strategy of Unilever's Ice Cream Business Group.

1 November 2023	Sold Dollar Shave Club to Nexus Capital Management LP.

On 1 May 2023, Unilever sold the North America Suave business to Yellow Wood Partners LLC for consideration of €592 million. A gain on disposal of €497 million has been recognised as a non-underlying item (see note 2).

On 18 December 2023, Unilever announced that it has received a binding offer from Yellow Wood Partners LLC to acquire Elida Beauty. Elida Beauty comprises more than 20 beauty and personal care brands including Q-Tips, Caress, Timotei and Tigi. Completion is expected by mid-2024.

On 22 December 2023, the Group announced it had signed an agreement to acquire K18, a premium biotech haircare brand in the US. The transaction completed on 1 February 2024 and the provisional accounting for this transaction, including the valuation of assets and liabilities acquired, is expected to be completed by H1 2024. This acquisition is another step towards the optimisation of Unilever's portfolio into premium segments.

Acquisitions

Effect on consolidated income statement

The acquisition deals completed in 2023 have contributed €82 million to the Group turnover and €18 million to the Group operating profit since the date of acquisition. If the acquisition deals completed in 2023 had all taken place at the beginning of the year, Group turnover would have been €59,709 million, and Group operating profit would have been €9,780 million.

Effect on consolidated balance sheet

The following table summarises the consideration and net assets acquired in 2023. The fair values currently used for opening balances are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.
€ million	Total 2023
Intangible assets	430
Other non-current assets	4
Trade and other receivables	25
Other current assets(a)	56
Non-current liabilities(b)	(114)
Current liabilities	(33)
Net assets acquired	368
Non-controlling interest	(20)
Goodwill	327
Total consideration	675
Of which:
Cash consideration paid	652
Deferred consideration	23

(a)  Other current assets include inventories of €18 million and cash and cash equivalents of €30 million.

(b)  Non-current liabilities include deferred tax of €109 million.

Disposals

Total consideration for 2023 disposals is €578 million (2022: €4,606 million for disposals completed during that year). The following table sets out the effect of the disposals in 2023 and comparative year on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.

€ million	2023	2022
Goodwill and intangible assets(a)	56	948
Other non-current assets(b)	55	1,075
Current assets(c)	108	833
Liabilities(d)	(144)	(649)
Net assets sold	75	2,207
(Gain)/loss on recycling of currency retranslation on disposal	14	65
Profit/(loss) on sale attributable to Unilever	489	2,334
Consideration	578	4,606
Of which:
Cash	472	4,606
Cash balances of businesses sold	5	20
Non-cash items and deferred consideration	101	(20)

(a)  2023 mainly related to the disposals of Suave and Dollar Shave Club.

(b)  2023 includes property, plant and equipment of €42 million mainly related to the disposal of Dollar Shave Club.

(c)   2023 includes inventories of €88 million related to the disposals of Suave and Dollar Shave Club.

(d)  2023 includes €123 million of trade payables.

8. Share buyback

On 10 February 2022, we announced a share buyback programme of up to €3 billion to be completed over 2022 and 2023. During 2023, the Group repurchased 31,734,256 ordinary shares which were held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €1,507 million and was recognised in other reserves.

9. Financial instruments

The Group's Treasury function aims to protect the Group's financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2023 and 2022. The Group's cash resources and other financial assets are shown below.

	31 December 2023			31 December 2022
€ million	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,862	-	2,862	2,553	-	2,553
Short-term deposits(a)	1,181	-	1,181	1,743	-	1,743
Other cash equivalents	116	-	116	30	-	30
	4,159	-	4,159	4,326	-	4,326
Other financial assets
Financial assets at amortised cost(b)	961	454	1,415	772	232	1,004
Financial assets at fair value through other comprehensive income(c)	151	458	609	-	407	407
Financial assets at fair value through profit or loss:
Derivatives	37	75	112	238	51	289
Other(d)	582	399	981	425	464	889
	1,731	1,386	3,117	1,435	1,154	2,589
Total financial assets(e)	5,890	1,386	7,276	5,761	1,154	6,915

(a)  Short-term deposits typically have a maturity of up to 3 months.

(b)  Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €227 million (2022: €199 million).

(c)   Included within non-current financial assets at fair value through other comprehensive income are equity investments.

(d)  Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in financial institutions in North America, North Asia, South Asia and Europe.

(e)  Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

	Fair value		Carrying amount
€ million	As at 31 December 2023	As at 31 December 2022	As at 31 December 2023	As at 31 December 2022
Financial assets
Cash and cash equivalents	4,159	4,326	4,159	4,326
Financial assets at amortised cost	1,415	1,004	1,415	1,004
Financial assets at fair value through other comprehensive income	609	407	609	407
Financial assets at fair value through profit and loss:
Derivatives	112	289	112	289
Other	981	889	981	889
	7,276	6,915	7,276	6,915
Financial liabilities
Bank loans and overdrafts	(506)	(519)	(506)	(519)
Bonds and other loans	(26,112)	(25,136)	(26,692)	(26,512)
Lease liabilities	(1,395)	(1,408)	(1,395)	(1,408)
Derivatives	(494)	(631)	(494)	(631)
Other financial liabilities	(535)	(418)	(535)	(418)
	(29,042)	(28,112)	(29,622)	(29,488)

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

	As at 31 December 2023			As at 31 December 2022
€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	163	4	442	5	3	399
Financial assets at fair value through profit or loss:
Derivatives(a)	-	149	-	-	378	-
Other	582	-	399	428	-	461
Liabilities at fair value
Derivatives(b)	-	(559)	-	-	(784)	-
Contingent consideration	-	-	(157)	-	-	(164)

(a)  Includes €37 million (2022: €89 million) derivatives, reported within trade receivables, that hedge trading activities.

(b)  Includes €(65) million (2022: €(153) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2022. There were also no significant movements between the fair value hierarchy classifications since 31 December 2022.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2023 and 2022.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2022.

10. Assets and liabilities held for sale

On 18 December 2023, Unilever announced that it has received a binding offer from Yellow Wood Partners LLC to acquire Elida Beauty. Elida Beauty comprises more than 20 beauty and personal care brands including Q-Tips, Caress, Timotei and Tigi. As a result, the assets and liabilities of Elida Beauty have been classified as held for sale as at 31 December 2023. Following the classification of assets and liabilities as held for sale, they are recognised as current on the balance sheet.

€ million	2023	2022
Property, plant and equipment held for sale(a)	2	4

Non-current assets
Goodwill and intangibles	534	2
Property, plant and equipment	21	20
Other non-current assets	1	-
	556	22
Current assets
Inventories	80	-
Trade and other receivables	47	2
Current tax assets	4	-
Cash and cash equivalents	2	-
	133	2
Assets held for sale	691	28

Current liabilities
Trade payables and other current liabilities	24	2
Current tax liabilities	2	-
Financial liabilities due within one year	-	2
	26	4
Non-current liabilities
Financial liabilities due after one year	4	-
Deferred tax liabilities	145	-
	149	-
Liabilities held for sale	175	4

(a)  Includes manufacturing assets held for sale.

11. Dividends

The Board has declared a quarterly interim dividend for Q4 2023 of £0.3647 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 6 February 2024.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3647
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.4582

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 6 February 2024.

US dollar cheques for the quarterly interim dividend will be mailed on 22 March 2024 to holders of record at the close of business on 23 February 2024.

The quarterly dividend calendar for the remainder of 2024 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q4 2023 Dividend	08 February 2024	22 February 2024	23 February 2024	22 March 2024
Q1 2024 Dividend	25 April 2024	16 May 2024	17 May 2024	07 June 2024
Q2 2024 Dividend	25 July 2024	08 August 2024	09 August 2024	06 September 2024
Q3 2024 Dividend	24 October 2024	07 November 2024	08 November 2024	06 December 2024

12. Events after the balance sheet date

As disclosed elsewhere in this report, the acquisition of K18 completed on 1 February 2024.